September 27, 2013

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	Atna Resources Ltd.

Form 20-F for the Year Ended December 31, 2012

Filed March 22, 2013

File Number 000-29336

Dear Ms. Jenkins:

On behalf of ATNA Resources Ltd. (“Atna” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Atna, dated September 20, 2013, regarding the Company’s Form 20-F for the fiscal year ended December 31, 2012 (File No. 000-29336), as filed with the Commission on March 22, 2013. The Company’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering in the subject comment letter.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 16

Production Property

Briggs Mine, California, page 24

1.	Comment: We are continuing to evaluate your response to prior comment 3 of our letter dated August 12, 2013 and the related issues. We may have further comments upon completion of our review.

Response: Noted.

Notes to the Annual Consolidated Financial Statements

Note 2. Accounting Policies, page 11

Exploration Expenditures, page 13

2.	Comment: We note your response to prior comments 7 and 8 of our letter dated August 12, 2013. Please further expand your accounting policy to:
•	Clarify when the exploration and evaluation assets shall be reclassified;

Atna Resources Ltd.   14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464  Facsimile: 303.279.3772 Toll Free: 1.877.692.8182  e-mail: atna@atna.com  www.atna.com

•	Disclose your classification of the exploration and evaluation assets capitalized (e.g. tangible or intangible assets) and make the disclosures required by either IAS 16 or IAS 38 consistent with how the assets are classified; and
•	Describe how you assess the impairment of the exploration and evaluation assets.

We refer you to IFRS 6 for further guidance. Please provide us with your draft of planned disclosure in future filings.

Response: Please note that unlike many mining companies reporting under IFRS, the Company expenses exploration expenditures until management determines that the expenditures have a reasonable probability of producing future economic benefits, the criteria used in IAS 16 to define an asset. Further, please note that capitalized exploration costs are classified as mine development assets. Once a mine is in production, mine development assets are depreciated using the units-of-production method of accounting, as already disclosed in Note 2, but no reclassification of the asset is necessary.

As stated in Note 2, exploration and evaluation assets are disclosed by the Company as development assets. Development assets are regarded as tangible. IAS 16 is the appropriate pronouncement covering development assets and tangible assets, and the Company believes its disclosures already comply with the requirements of IAS 16. For example and as indicated in the response of August 23, 2013 to prior comments, the Company adopted the definition of an asset found in IAS 16 for its exploration and evaluation assets.

Impairment evaluations are conducted by the Company in accordance with IAS 36. IAS 36 allows alternative valuation techniques to determine recoverable amounts. The Company’s disclosure of its accounting policy regarding impairment indicates, “The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use.” Exploration properties are viewed as potential cash generating units, however values-in-use and cash flow estimates are not available, so estimated fair values are relied upon in these cases. The Company respectfully submits that its accounting-policy disclosures already indicate its use of fair value estimates in impairment evaluations when cash flow projections are not available.

Please find below the Company’s planned disclosure with regard to exploration expenditures in future filings; the first two paragraphs being from the subject Form 20-F for the Year Ended December 31, 2012 and the third and final paragraph being the one proposed in response to the comments of August 12, 2013.

“Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material.

Exploration expenditures are expensed until management determines that the expenditures have a reasonable probability of producing future economic benefits. The portions of acquisition, drilling and assessment costs to develop mineral resources and reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.”

“Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mine, results from previous drill programs; results of geological modeling; the proximity to mineral trends or other resources or reserves, and the extent to which ore-grades, ground and ore characteristics, and deposit-boundaries are being clarified and further defined by exploration.”

Atna Resources Ltd.   14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464  Facsimile: 303.279.3772 Toll Free: 1.877.692.8182  e-mail: atna@atna.com  www.atna.com

Notes to the Annual Consolidated Financial Statements

Note 2. Accounting Policies, page 11

Capitalized development costs, page 13

3.	Comment: We note your response to prior comment 9. Please provide a detailed description of the “economic rate of extraction” and “economic threshold” you consider in determining the commercial production at each mine and tell us how you apply these factors to determine whether a mine is functioning properly and is capable of operating in the manner intended by management. Please provide us with your draft of planned disclosure in the future filings.

Response: The Company is withdrawing its proposal of August 23, 2013 to use the terms “economic rate of extraction” and “economic threshold” in future filings. In the prior response, there was some focus on the criteria applicable to the Company’s Pinson – underground mine, a site only extracting raw ore, without processing or production facilities, and a site following a development plan calling for specific cash-flow targets to be met in order for the mine to attain self-sustaining production. In general, the attainments of an “economic rate of extraction” or an economically self-sustaining threshold of cash-flow are only two of many criteria to be considered when judging if and when a mine moves into ‘commercial production’.

The Company believes that the use of the following draft disclosure in future filings will comply with IAS 16 and will, as fully as practical, disclose the Company’s accounting policy in respect of recognizing commercial production. The middle paragraph has been edited relative to what was presented in the Form 20-F for 2012.

“Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until ‘commercial production’ levels are achieved. Criteria considered in judging whether a mine is capable of operating in the manner intended by management and whether a mine has attained ‘commercial production’, include, but are not limited to, the following:

•	the unique nature and complexity of each project;
•	whether all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	the completion of a reasonable period of testing of equipment and productive processes;
•	whether the mine or processing facilities have reached and can sustain a pre-determined percentage of productive capacity;
•	mineral extraction and mineral recoveries are at or near the expected production levels;
•	the ability to sustain ongoing production, both functionally and economically, typically judged by achieving pre-determined productivity targets; and
•	the ability to produce minerals in saleable form, meeting quality or concentrate specifications.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons or ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset.”

Atna Resources Ltd.   14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464  Facsimile: 303.279.3772 Toll Free: 1.877.692.8182  e-mail: atna@atna.com  www.atna.com

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any further questions or comments, please contact me at your earliest convenience at (303) 278 - 8464.

Sincerely;

/s/ Rodney D. Gloss

Rodney D. Gloss
Vice-President and Chief Financial Officer

Atna Resources Ltd.   14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464  Facsimile: 303.279.3772 Toll Free: 1.877.692.8182  e-mail: atna@atna.com  www.atna.com